UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 6-K

__________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41524
___________________________________

Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Commencement of Share Buyback Programme dated 27 October 2026

27 October 2026

Rentokil Initial plc (the “Company”)

Commencement of share buyback programme

The Company announces that, further to its announcement on 22 October 2026 of the Company's third quarter trading update for the period 1 July 2026 to 30 September 2026,  it will commence a share buyback programme to purchase ordinary shares in the Company ("Shares") with an aggregate value of up to USD 200 million (the "Programme").

In connection with the Programme, the Company has entered into an agreement with Goldman Sachs International (“GSI”) in relation to the purchase by GSI, acting as principal and in accordance with certain pre-set parameters, of Shares. Under this agreement, the Company has instructed GSI to purchase Shares with an aggregate value of up to USD 200 million. Purchases of the Company’s Shares pursuant to the Programme will commence immediately and will end no later than 24 February 2027. GSI will make trading decisions in relation to the Programme independently of, and uninfluenced by, the Company with regard to the timing of the purchases. Any purchase of Shares by GSI contemplated by this announcement will be carried out on the London Stock Exchange, Cboe Europe Limited through the BXE and CXE order books, Aquis Stock Exchange and/or Turquoise. Shares purchased by GSI will be on-sold by GSI to the Company, and any purchases of Shares by the Company from GSI under the Programme will be carried out on the London Stock Exchange.

The purpose of the Programme is to reduce the issued share capital of the Company and to meet obligations arising under the Company’s employee share schemes. Shares purchased under the Programme will be cancelled or held in treasury and may be used to satisfy future obligations arising under the Company’s employee share schemes.

Any purchases under the Programme shall take place in accordance with (and subject to the limits prescribed by) the Company's general authority to repurchase Shares granted by its shareholders at the Annual General Meeting on 7 May 2026 (the "2026 Authority") and any further authority to repurchase Shares as may be granted by its shareholders from time to time and Chapter 9 of the Financial Conduct Authority's UK Listing Rules. The maximum number of Shares that the Company is authorised to purchase under the 2026 Authority is 252,000,000. Purchases of Shares by GSI under the Programme shall also take place in accordance with the Market Abuse Regulation (EU) No 596/2014 and Commission Delegated Regulation (EU) No 2016/1052 (each as incorporated into UK domestic law by virtue of the European Union (Withdrawal) Act 2018).

The Company will make further regulatory announcements to shareholders in respect of purchases of Shares under the Programme by no later than the end of the 7th daily market session following the date of such purchase.

Enquiries:

For further information, please contact:

Investors / Analysts:
Heather Wood, Rentokil Initial plc, +44 7808 098793 Jamie Lewis, Rentokil Initial plc, +44 7341 071944
Media:
Malcolm Padley, Rentokil Initial plc, +44 7788 978199

About Rentokil Initial plc

Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs c.63,400 people in 90 countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 October 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary